Exhibit 99.2

Recon

RECON TECHNOLOGY, LTD
ROOM 601, NO. 1 SHUI'AN SOUTH STREET
CHAOYANG DISTRICT, BEIJING 100012
PEOPLE'S REPUBLIC OF CHINA

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RECON TECHNOLOGY, LTD

The Board of Directors recommends a vote FOR the director nominees and FOR Proposals 1-6.

1. To elect the Class I nominees named in the attached proxy statement to serve on the Board of Directors until the Annual Meeting of Shareholders for the fiscal year ending June 30, 2028 or until their successors are duly elected and qualified;

Nominees:	For	Against	Abstain
1a. Hu Zhongchen	☐	☐	☐
1b. Yonggang Duan	☐	☐	☐

Proposal	For	Against	Abstain
2. To ratify the appointment of Enrome LLP as the Company's independent registered public accounting firm for our fiscal year ending June 30, 2026.	☐	☐	☐
3. To increase the authorized share capital of the Company FROM US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, BY the creation of 2,500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 and 120,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.	☐	☐	☐
4. To authorize the Company to effect one or more reverse share splits of its authorized, issued and outstanding Class A Ordinary Shares at an exchange ratio of up to one-for-eight thousand (1:8,000) in the aggregate, and at a precise consolidation ratio or ratios, in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the AGM, provided that, the cumulative consolidation ratio for all such share consolidations shall not exceed 1:8,000 in the aggregate.	☐	☐	☐
5. To resolve that (a) no fractional Class A Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the AGM; and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).	☐	☐	☐
6. To resolve that conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company be increased FROM US$320,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, TO such amount as results from the creation of an additional number of Class A Ordinary Shares at the consolidation ratio and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.	☐	☐	☐

7. To transact any other business properly coming before the meeting.

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Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

V82600-P42818 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement is available at www.proxyvote.com. RECON TECHNOLOGY, LTD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints each of Mr. Shenping Yin, Ms. Jia Liu or either of them, with full power of substitution, as proxies to represent and vote all ordinary shares, of Recon Technology, Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on February 13, 2026 at 10:00 a.m. Beijing Time at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China, upon matters set forth in the Notice of Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR proposals 1-6 and FOR to transact any other business as may properly come before the meeting. Please check here if you plan to attend the Annual Meeting of Shareholders on February 13, 2026 at 10:00 a.m. Beijing Time. (Continued and to be signed on Reverse Side)